                                  Commission File No. 1-13944


                            FORM 6-K

               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D. C. 20549



                Report of Foreign Private Issuer
              Pursuant to Rule 13a-16 or 15d-16 of
               the Securities Exchange Act of 1934

                 For the month of January, 2001


             NORDIC AMERICAN TANKER SHIPPING LIMITED
         (Translation of registrant's name into English)

[B                         Cedar House
                         41 Cedar Avenue
                          Hamilton HMEX
                             Bermuda
            (Address of principal executive offices)

    Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

           Form 20-F     X       Form 40-F

    Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                  Yes             No     X

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

         Set forth herein is a copy of the press release of Nordic American Tanker Shipping Limited (the "Company") issued on
January 10, 2001 announcing results for the period ended
December 31, 2000 and its dividend for the first quarter of 2001.

ADDITIONAL INFORMATION

         BP Amoco p.l.c., the successor company to the merger between Amoco Corp. and The British Petroleum Company p.l.c. files annual reports on Form 20-F and periodic reports on Form 6-K with the Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934, as amended.

NORDIC AMERICAN TANKER SHIPPING LTD. (NAT) - (AMEX: NAT) (OSE:
NAT) ANNOUNCES RECORD HIGH RESULTS AND DIVIDEND PAYMENT

As of 12/31/00 NAT had an operating profit of $29.2 in as against $7.4 m during the same period last year. The net profit as of 12/3 1/00 was $27.7 m as against $5.8 m as of 12/31/99. For the fourth quarter isolated the operating profit was $12.1 m ($ 1.9 in) and the net profit was $11.7 m ($1.5 m).

The strong tanker market enables the company to pay a 1st quarter 2001 dividend of $1.41 per share. In year 2000 the company paid a total dividend of $2.56 per share as against $1.35 per share in 1999. The dividend of $1.41 will be paid on or about February 15th to shareholders on record as of January 26 1h 2001. The next dividend payment from NAT will be declared in April 2001.

The market for Suezmax tankers in the fourth quarter strengthened even further compared to the third quarter of 2000. NAT's three suezmax tankers, which are on contract to BP Shipping, take immediate advantage of the improved market conditions.

Average T/C rate for the NAT vessels was $59,059 per day in the fourth quarter of 2000 against $48,153 per day in the third quarter, $33,701 per day in the second quarter and $26,079 per day in the first quarter. At the beginning of the first quarter of 2001 rates remain strong.

NAT has 9.706.606 shares in issue.

The results for the year 2000 and the fourth quarter of 2000 compared with the same periods last year are as follows:

USD              12.31.00     12.31.99      0400         0499

Revenue         36,577,262   14,782,500   13,954,286    3,726,000
Misc. exp.       (558,579)    (596,285)    (142,066)    (136,036)
Depreciation   (6,831,040)  (6,831,039)  (1,707,760)  (1,707,759)
-----------------------------------------------------------------
Operating
  profit        29,187,643    7,355,176   12,104,460    1,882,205
Net financial
  exp.         (1,518,679)  (1,580,500)    (364,157)    (391,428)
-----------------------------------------------------------------
Net profit      27,668,964    5,774,676   11,740,303    1,490,777
-----------------------------------------------------------------
Earnings
  per share          $2.85        $0.59        $1.21        $0.15
Cash flow
  per share          $3.55        $1.30        $1.39        $0.33

The improved market conditions are reflected in the net profit of the 4th quarter 2000 which is eight times higher than for the same period in 1999.

The contracts for the NAT vessels are drawn up in a way that secures income 365 days a year or the vessels and no off-hire. The contracts with BP Shipping commenced on October 1, 1997 and run for minimum 7 years and maximum 14 years if all options are declared. NAT will always achieve rates that correspond to the spot market for modem suezmax tankers, but will not be below $22,000 per day (T/C equivalent), which is the agreed minimum rate with BP Shipping.

The quarterly dividend paid since 1998 has been as follows:

    Q1                1998:         $0.40
    Q2                1998:         $0.41
    Q3                1998:         $0.32
    Q4                1998:         $0.30    All 1998      :$1.43

    Q1                1999:         $0.32
    Q2                1999:         $0.32
    Q3                1999:         $0.35
    Q4                1999:         $0.36    All 1999      :$1.35

    Q1                2000:         $0.34
    Q2                2000:         $0.45
    Q3                2000:         $0.67
    Q4                2000:         $1.10    All 2000      :$2.56

    Q1                 2001         $1.41

Balance sheet for Nordic American Tanker Shipping Ltd per 12.31
(figures in USD)

                              12.31.00            12.31.99
Vessels                    148,575,045         155,406,085
Current assets              10,344,534             143,228
Cash deposits                1,922,925           2,507,017
----------------------------------------------------------
Total assets               160,842,504         158,056,330


Shareholder's equity       130,799,004         127,987,997
Long term debt              30,000,000          30,000,000
Accrued interest                43,500              77,333
----------------------------------------------------------
Total liabilities
  & equity                 160,842,504         158,056,330

Ugland Nordic Shipping ASA (UNS), an Oslo Stock Exchange listed company holding 18.8% of the shares in NAT, is the manager of NAT.

              Sandefjord, Norway, January 10, 2001

Contacts:               Herbjorm Hansson or
                        Niels Erik Feilberg
                        Ugland Nordic Shipping ASA
                        Sandeflord, Norway
                        Tel: (47)-33-42 15 00,
                        Fax: (47)-33-42 15 45

                        Gary J. Wolfe
                        Seward & Kissel
                        New York, USA
                        Tel: (1) 212-574-1223
                        Fax: (1) 212-480-8421

                           SIGNATURES

         Pursuant to the requirements of the Securities Exchange
Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



             NORDIC AMERICAN TANKER SHIPPING LIMITED
                          (registrant)




Dated:  January 10, 2001               By:  /s/  Herbjorn Hansson
                                       _________________________
                                            Herbjorn Hansson
                                            President and Chief
                                            Executive Officer

































                                6
01318002.AY7